Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: RTX Corporation (RTX)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

RTX Corporation (RTX)
Vote Yes: Item #6 – Full Value Chain

Emissions Reduction Plan

Annual Meeting: May 2, 2024

CONTACT: Diana Myers | dmyers@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding confidential information, disclosing how RTX intends to reduce its full value chain emissions in alignment with the Paris Agreement’s 1.5°C goal.

SUPPORTING STATEMENT: Proponents recommend, at Board discretion, that reporting include:

•	A timeline for setting 1.5°C-aligned, near-term emission reduction targets;
•	A timeline for setting long-term net zero goals;
•	A climate transition plan to achieve emissions reduction goals across all relevant emission scopes; and
•	Annual reporting demonstrating progress towards meeting emission reduction goals.

SUMMARY

The Intergovernmental Panel on Climate Change has concluded that immediate and significant emissions reductions are required of all market sectors to stave off the worst consequences of climate change.1 Investor demand for science-aligned emission reductions and transition planning reflects the reality that climate-related risk exposure is growing.2 Decarbonizing the aviation industry is a critical component of global decarbonization, according to the International Energy Agency.3

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1 https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf, p.20

2 https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/; https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

3 https://iea.blob.core.windows.net/assets/13dab083-08c3-4dfd-a887-42a3ebe533bc/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach-2023Update.pdf, p.88

2024 Proxy Memo RTX Corporation | Full Value Chain Emissions Reduction Plan

RTX Corporation, one of the largest aerospace and defense manufacturers, is facing increasing demand for lower-emission technologies from its largest defense and commercial customers. The U.S. Department of Defense, the EU, and NATO acknowledge that climate change is a threat multiplier and that reducing dependence on fossil fuels is a critical military advantage. 4 RTX’s ability to outpace competitors in anticipating and developing in-demand technologies is a key value driver.

RTX and its customers are also facing potential transition and compliance costs from emerging regulations as the global drive to decarbonize spurs stricter emissions standards, fuel blend requirements, and growing use of carbon pricing. Proactive efforts to measure, disclose, and reduce full value-chain emissions can mitigate such costs and better position RTX to take advantage of transition-related opportunities.

While RTX has set an emissions reduction target for its operations, this goal covers only 5% of the Company’s total emissions.5 RTX has yet to set a target to reduce emissions from its value chain, which constitutes 95% of the Company’s overall emissions. The Company outlines a path to support the civil aviation industry’s 2050 net-zero commitment but does not disclose an enterprise-wide transition strategy. By disclosing a plan or target to reduce its full value-chain emissions, RTX can better prepare itself to meet, and support customers in meeting, emerging regulations while mitigating climate risk across its business.

Aerospace and industrial companies are galvanizing action and investment toward decarbonization. RTX risks falling behind as peers such as Honeywell, Safran, and Deere have established emission reduction targets through the Science Based Targets initiative (SBTi) that cover all emissions scopes.6

By setting science-aligned emission reduction targets across its full value chain and providing a comprehensive transition plan, RTX can improve its competitiveness against peers, minimize transition costs, and position itself to maximize climate-related opportunities.

RATIONALE FOR A YES VOTE

1.	RTX faces climate-related competitive, regulatory, and physical risks that will materially impact its business.

2.	RTX does not disclose a plan or goal to reduce its full value chain emissions in alignment with the Paris Agreement's 1.5°C degree goal requiring Net Zero emissions by 2050.

3.	RTX lags peers in addressing the impacts of its emissions.

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4 https://www.washingtonpost.com/climate-solutions/2022/02/10/army-military-green-climate-strategy/

5 https://prd-sc102-cdn.rtx.com/-/media/rtx/social-impact/our-esg-vision/esg-2023/resources/cdp-climate-2023-final-webposting.pdf?rev=94b0d254f18142049dc6d93ecd0d4d56&hash=1372C66B5982A30BE5811F912A314A9D, p.33-37

6 https://sciencebasedtargets.org/companies-taking-action

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2024 Proxy Memo RTX Corporation | Full Value Chain Emissions Reduction Plan

DISCUSSION

1.	RTX faces climate-related competitive, regulatory, and physical risks that will materially impact its business.

Customer Expectations

RTX’s major customers are making significant decarbonization commitments and increasing their demand for lower-emission technologies, products, and services to help them meet their targets. RTX’s ability to anticipate and develop products and services that meet these demands is a key value driver.

In 2023, 46% of RTX’s net sales were to the U.S. government, including as a prime contractor to the Department of Defense, and 43% of net sales were to international customers and foreign military sales through the U.S. government.7

The future of aerospace and defense requires decarbonization, with reduced dependence on fossil fuels increasingly a strategic advantage. Senior Pentagon officials underscored the U.S. Defense Department’s view that “climate readiness is mission readiness,” and that climate change can impact military training, mission execution, and national security.8 NATO notes that more sustainable energy choices can result in “more autonomy, a lesser logistical burden and a smaller environmental footprint.”9 As a result, RTX’s customers are increasingly taking action to transition to a low-carbon future:

•	The U.S. Department of Defense has elevated climate change as a national security priority, with all major branches developing climate action plans to reduce and mitigate emissions impacts.[10]

•	The EU has adopted the Climate Change and Defence Roadmap, acknowledging the need to consider climate change in the overall EU security context and align with the goals of the European Green Deal.[11]

•	NATO has issued a Climate Change and Security Action Plan identifying climate change as a threat multiplier that can impact militaries’ critical infrastructure and capabilities.[12] NATO is implementing initiatives to mitigate climate change by reducing the consumption of fossil fuels.[13]

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7 https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000010182924000008/rtx-20231231.htm, p.6

8 https://www.defense.gov/News/News-Stories/Article/Article/3614103/dod-officials-highlight-climate-and-energy-security-issues-at-international-con/

9 https://www.nato.int/cps/en/natohq/topics_49208.htm

10 https://www.washingtonpost.com/climate-solutions/2022/02/10/army-military-green-climate-strategy/

11 https://joint-research-centre.ec.europa.eu/jrc-news-and-updates/climate-change-and-eu-defence-released-new-report-analysing-links-between-climate-energy-and-defence-2023-06-08_en

12 https://www.nato.int/cps/en/natohq/official_texts_185174.htm

13 https://www.nato.int/cps/en/natohq/topics_49208.htm

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2024 Proxy Memo RTX Corporation | Full Value Chain Emissions Reduction Plan

Furthermore, the U.S. government is undertaking efforts to reduce emissions associated with its procurement process.14 In 2021, the U.S. government launched a Buy Clean Task Force charged with considering embodied emissions in federal procurement and federally funded projects.15 The federal government is considering two additional procurement stipulations that could impact RTX and its customers:

•	The Federal Supplier Climate Risks and Resilience Rule would require large federal contractors to disclose Scope 1, 2, and 3 emissions and set science-based emissions reduction targets.[16]

•	The Sustainable Products and Services procurement rule would set requirements for federal buyers to prioritize sustainable products and services.[17]

Additionally, as commercial airlines and corporate customers set emission reduction targets, RTX can gain competitive advantage if it can support its customers in meeting their own emission reduction goals. For example, Airbus, one of RTX’s largest corporate customers, has committed through the Science Based Targets initiative (SBTi) to reduce its Scope 3 emissions intensity from use of sold products 46% by 2035, requiring purchase of low carbon technologies and more efficient engines.18

By aligning its own value chain with a 1.5°C target, RTX can position itself to meet the evolving low-carbon demands of its customers and compete in a decarbonizing policy and economic environment. Setting targets across all three emissions Scopes and developing a transition plan to achieve them will help RTX prepare for a wide range of potentially disruptive climate related market challenges and position it to exploit transition-related opportunities.

Regulatory Requirements

RTX and its customers will be affected by an evolving regulatory atmosphere as the global drive to decarbonize high-emitting sectors like aviation gains momentum. RTX’s lack of transparency as to how, if at all, it intends to address its value-chain emissions makes it unclear if RTX is well-positioned to meet the requirements of upcoming regulations, or if it is likely to be caught flat-footed and incur unnecessary costs. Additional climate related regulations include:

•	In the U.S., the Federal Aviation Administration recently promulgated a final rule, effective April 2024, requiring airplane manufacturers to implement more fuel-efficient technologies on newly built planes to reduce emissions from large aircraft. RTX’s significant customer, Boeing, will have several airplane models affected.[19,20]

•	Internationally, the EU has adopted new rules in its “Fit for 55” initiative to reduce emissions from the aviation sector. These rules include tightening the EU Emissions Trading System by phasing out free allowances and requiring airlines to use higher blends of sustainable aviation fuel. [21,22] This will encourage wider demand for SAF-compatible products and services that RTX will need to meet in order to continue to compete effectively in this sector.

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14 https://www.sustainability.gov/federalsustainabilityplan/

15 https://www.sustainability.gov/buyclean/

16 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

17 https://www.esgtoday.com/biden-administration-announces-new-sustainable-procurement-rules-for-federal-government/#:~:text=The%20new%20proposed%20rule%20would%20update%20the%20government%E2%80%99s,or%20can%20be%20acquired%20at%20a%20reasonable%20price.

18 https://www.airbus.com/sites/g/files/jlcbta136/files/2023-01/Airbus%20SE%202022%20CDP%20Climate%20Change%20Questionnaire.pdf

19 https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000010182924000008/rtx-20231231.htm, p.4

20 https://www.forbes.com/sites/marisagarcia/2024/02/24/faa-sets-new-rule-to-reduce-pollution-from-planes/?sh=7c9d0f692cee

21 https://ec.europa.eu/commission/presscorner/detail/en/ip_22_7609

22 https://ec.europa.eu/commission/presscorner/detail/en/ip_23_2389

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2024 Proxy Memo RTX Corporation | Full Value Chain Emissions Reduction Plan

•	Around 10% of RTX’s emissions are generated under carbon pricing regulations in the UK and EU. It is anticipated that more countries will implement carbon pricing mechanisms in the future, increasing the share of RTX’s emissions under carbon pricing regulation.[23]

By disclosing how RTX intends to reduce its full value chain emissions, RTX will provide investors with critical information about how the Company intends to mitigate transition costs associated with emerging regulation and demonstrate how it will compete in a low-carbon regulatory environment. If the Company is well-positioned to meet upcoming regulations, it can minimize costs and pivot more quickly than its competitors into potential opportunities.

Investor Expectations

Investors increasingly expect companies to make climate-related risk disclosures, set targets, and lay out plans for mitigating climate risk. RTX is ranked as one of the largest corporate emitters by CA100+, a global investor initiative with $54 trillion AUM working to ensure that the world’s largest corporate emitters take necessary action on climate change.24 CA100+ has issued a Net Zero Company Benchmark with the goal of securing robust net zero reduction strategies and greater disclosure of climate change risks. RTX meets only one of the CA100+ Benchmark’s ten core expectations.25

This proposal requests that RTX adopt targets to reduce its full value chain emissions in alignment with the Paris Agreement’s 1.5°C goal, one of the key criteria of the Benchmark. Other elements that RTX fails to meet include a net zero ambition across all Scopes of emissions and capital allocation aligned with the Paris Agreement’s objectives.

RTX’s failure to disclose how it intends to reduce its full value chain emissions in alignment with the Paris Agreement’s 1.5°C goal means that investors lack critical information on the state of RTX’s emission reduction strategy and its mitigation of climate risk across its value chain. As a consequence, investors concerned about the long-term risks associated with climate change may migrate to companies that investors perceive as better positioning themselves for a net zero economy and regulatory environment.

Physical Risk

Finally, climate change is already disrupting supply chains and making materials more expensive, posing risk to RTX’s operations. RTX experienced extreme weather damage to its own facilities in New Jersey after Hurricane Ida and had facilities shut down in Texas due to severe winter storms and freezing rain.26 RTX depends on a global supply chain that is vulnerable to extreme weather disruption that has already adversely affected RTX’s ability to procure raw materials and commodities in recent years.27 Economic impacts from the physical effects of climate change are expected to increase in the future.28 By ensuring that it is assessing its suppliers’ climate risk and addressing its own climate contribution, RTX can reduce its long-term risk exposure and increase its risk-adjusted profitability.

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23 https://prd-sc102-cdn.rtx.com/-/media/rtx/social-impact/our-esg-vision/2022-05/rtx-cdp-climate-response-2022--webposting-pdf.pdf?rev=8853bdb3770f4323b007cfbf0424735e&hash=1A04B71F4F575C577D095313FE2DACD0, p.7

24 https://www.climateaction100.org/whos-involved/investors/

25 https://www.climateaction100.org/company/raytheon-technologies/

26 https://prd-sc102-cdn.rtx.com/-/media/rtx/social-impact/our-esg-vision/esg-2023/resources/cdp-climate-2023-final-webposting.pdf?rev=94b0d254f18142049dc6d93ecd0d4d56&hash=1372C66B5982A30BE5811F912A314A9D, p.10

27 https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000010182924000008/rtx-20231231.htm, p.34

28 https://www.scientificamerican.com/article/climate-change-is-exacerbating-inflation-worldwide/

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2024 Proxy Memo RTX Corporation | Full Value Chain Emissions Reduction Plan

2.	RTX does not disclose a plan or goal to reduce its full value chain emissions in alignment with the Paris Agreement's 1.5°C degree goal requiring Net Zero emissions by 2050.

Despite more than a third of shareholders supporting last year’s proposal for RTX to reduce its largest sources of emissions, RTX has not addressed these concerns or the request of the proposal.

While RTX states that it supports the Air Transport Action Group’s (ATAG) collective ambition to achieve net zero by 2050, it has yet to set corporate targets across its full value chain to align itself with this ambition. RTX has also set a target to reduce its operational emissions 46% by 2030, but RTX’s operational emissions make up only 5% of its total carbon footprint. Its value chain emissions make up the other 95% of its footprint and RTX has set no targets for these emissions.29,30

RTX states that it is addressing Scope 3 emissions through advancing propulsion technologies, optimizing efficient designs, and optimizing air traffic management.31 This work, however, only covers civil aviation, leaving over 50% of RTX’s net sales from defense and military sales not covered by RTX’s current targets. RTX therefore fails to address the significant portion of emissions coming from its defense segments, despite US and foreign militaries signaling demand for lower-carbon products and services. RTX describes innovations it is working on for the defense sector, like electric power generators and more fuel-efficient aircraft, however it does not set reduction targets or disclose what, if any, of its civil technology advancements could transfer over to its defense products.

In addition to downstream emissions, RTX also purchases emissions-intensive products and raw materials. While it states it is working to increase circularity of recyclable materials and improve supplier emissions reporting, RTX does not communicate how such efforts will reduce its upstream emissions.

RTX’s technology roadmap and related initiatives lack clarity on how it plans to align its entire value chain with the 1.5C target. Establishing such a target and developing a transition plan has multiple benefits. It will focus and drive company action, enable management to assess its climate progress, guide investments and strategy across its value chain to meet evolving regulations and customer demands, prepare it to meet regulatory requirements, and provide information necessary for investors to make sound investment decisions.

3.	RTX lags peers in addressing the impacts of its emissions.

Multiple peers are setting targets to reduce the emissions associated with their value chain, including emissions from the use of their products. As described above, companies in the aviation and defense market that set emissions reduction goals across their full value chains may be better prepared to meet customer needs and operate in a transitioning regulatory and economic environment.

•	Honeywell, a peer in the aerospace and defense sector specializing in aircraft engine and avionics manufacturing, committed through SBTi to reduce its absolute Scope 3 emissions 23% by 2037. It also committed to leverage 60% of its research and development toward ESG-oriented solutions and invest $50 million per year into carbon neutrality projects.[32]

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29 https://prd-sc102-cdn.rtx.com/-/media/rtx/social-impact/our-esg-vision/esg-2023/report/2022-rtx-esg-report.pdf?rev=cae27cddad6c4202881503cc9aab57bb, p.5

30 https://prd-sc102-cdn.rtx.com/-/media/rtx/social-impact/our-esg-vision/esg-2023/resources/cdp-climate-2023-final-webposting.pdf?rev=94b0d254f18142049dc6d93ecd0d4d56&hash=1372C66B5982A30BE5811F912A314A9D, p.34

31 https://prd-sc102-cdn.rtx.com/-/media/rtx/social-impact/our-esg-vision/esg-2023/report/2022-rtx-esg-report.pdf?rev=cae27cddad6c4202881503cc9aab57bb, p.28

32 https://www.honeywell.com/content/dam/honeywellbt/en/documents/downloads/hon-esg-report.pdf

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2024 Proxy Memo RTX Corporation | Full Value Chain Emissions Reduction Plan

•	Safran, a peer in the aerospace and defense sector specializing in aircraft engine and propulsion systems manufacturing, committed through SBTi to reduce its Scope 3 emissions from the use of sold products 42.5% per available seat kilometer by 2035. Safran plans to achieve this goal by using an internal carbon price and dedicating 75% of research and technology spending on technologies aimed at reducing the environmental impact of air transport.[33]

•	Deere & Company is a heavy equipment manufacturer named in RTX’s proxy which contracts with the U.S. military for military construction equipment and power generation solutions. Deere committed through SBTi to reduce its absolute Scope 3 emissions from purchased goods and services and use of sold products 30% by 2030 from 2021.[34]

RTX risks falling behind global peers by excluding value chain emissions from its emissions reduction plans. RTX may lose market share if competitors are better able to meet customer demands and investor needs.

RESPONSE TO RTX CORPORATION BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In RTX’s opposition statement, the Company states it cannot support the proposal for several reasons detailed below that do not sufficiently address the requests in the proposal.

“We are already taking many actions to address the impacts of climate change.”

As discussed above, RTX’s current actions address limited parts of its business and fail to provide clarity on how it plans to align its entire value chain with the 1.5oC target. RTX’s emission reduction target covers its limited operational emissions (constituting less than 5% of its carbon footprint) and RTX’s plans to address Scope 3 emissions applies only to its civil aviation segment. The Company has yet to disclose a plan or target to reduce its full value chain emissions, which contribute 95% of its total footprint. Although RTX acknowledges the multiple effects of climate change on its operations, costs, and competitiveness, it has not aligned its full value chain to mitigate systemic and direct risks to its business.

“The report requested by the shareowner proposal is unnecessary, as our annual ESG reports will publicly disclose our status and progress.”

As discussed above, current disclosures have large gaps that leave investors unable to make reasonable decisions. RTX’s technology roadmap outlines its efforts for civil aviation, leaving investors unable to tell if the Company is prepared to meet regulations and customer expectations throughout all segments. While RTX describes efficiency initiatives for its defense segments and its suppliers, it does not quantify these levers. RTX’s reporting to date has not adequately demonstrated how its existing efforts will deliver the emission reductions necessary to protect its long-term success.

“Making the commitments in the Proposal without first completing the necessary foundational steps would be irresponsible and not in the best interests of the Company or its shareowners.”

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33 https://www.safran-group.com/group/commitments/decarbonizing-aeronautics

34 https://sciencebasedtargets.org/companies-taking-action

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2024 Proxy Memo RTX Corporation | Full Value Chain Emissions Reduction Plan

We are committed to RTX’s success in its commitments, while maintaining an approach that keeps pace with industry peers and customer expectations. RTX's success depends on its capacity to develop and promote forward-looking products. Setting targets across all three Scopes will focus the Company’s actions and bolster RTX's readiness to confront various disruptive challenges and alleviate investor concerns regarding climate-related risks. Key clients are signaling demand for lower-emission products to meet evolving security threats as well as meet their own emission reduction commitments. Investors must assess competitive, supply chain, and regulatory risks across portfolios.

Therefore, RTX’s opposition is insufficient. Comprehensively addressing the Company’s value-chain emissions is in the best interests of shareholders.

CONCLUSION

RTX Corporation’s failure to set emission reduction targets that cover its material value-chain emissions demonstrates a lack of adherence to its stakeholder’s clear expectations and exposes RTX to serious market and competitive risks. Vote “Yes” on this Shareholder Proposal 6.

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For questions, please contact Diana Myers, As You Sow, dmyers@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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